Issuer Free Writing Prospectus, dated February 11, 2008
Filed by: Flotek Industries, Inc. pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-148384

5.25% Convertible Senior Notes Due 2028

This information supplements the information contained in the preliminary prospectus supplement dated February 5, 2008 to the base prospectus dated February 5, 2008.

Issuer:	Flotek Industries, Inc.

Ticker / Exchange:	FTK28 / New York Stock Exchange (“NYSE”)

Title of Securities:	5.25% Convertible Senior Notes due 2028 (the “Notes”)

Principal Amount Offered:	$100,000,000

Over-allotment Option:	$15,000,000, 13-day option

Maturity Date:	February 15, 2028

Issue Price:	$1,000 per Note

Interest:	The Notes will bear interest at an annual rate equal to 5.25%, accruing from February 14, 2008.

Interest Payment Date:	Each February 15 and August 15, beginning August 15, 2008.

Contingent Interest:	We will also pay contingent interest to holders of the Notes during any six-month period from an interest payment date to, but excluding, the following interest payment date, commencing with the six-month period beginning on February 15, 2013, if the trading price of a Note for each of the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the Note. The amount of contingent interest payable per Note with respect to any such period will be equal to 0.50% per annum of the average trading price of such Note for the five trading days referred to above.

Price to Public:	100%

Underwriting Discounts and Commissions:	2.75% per Note.

Proceeds to Issuer:	97.25% per Note.

Ranking:	The Notes will be our senior unsecured obligations and will rank equally in right of payment to all of our other existing and future senior indebtedness. The Notes will be effectively subordinated to all of our secured indebtedness and that of our subsidiary guarantors, including indebtedness under our senior credit facility, to the extent of the value of our assets collateralizing such indebtedness and any liabilities of our non-guarantor subsidiaries. As of February 1, 2008, and after giving effect to this offering, we would have had approximately $155.0 million of outstanding senior indebtedness and other liabilities (excluding trade payables, accrued expenses and intercompany liabilities), $55.0 million of which represented secured indebtedness. The Notes are effectively subordinated to all of this secured indebtedness. As of February 1, 2008, our non-guarantor subsidiary had no material liabilities.

Subsidiary Guarantors:	CAVO Drilling Motors, Ltd. Co., CESI Chemical, Inc., Flotek Paymaster, Inc., Material Translogistics, Inc., Padko International Incorporated, Petrovalve, Inc., SES Holdings, Inc., Sooner Energy Services, Inc., Spidle Sales & Service, Inc., Teledrift Acquisition, Inc., Trinity Tool, Inc., Turbeco, Inc. and USA Petrovalve, Inc.

Conversion Premium:	30.0% above the reference price.

Reference Price:	$17.50.

Initial Conversion Price:	Approximately $22.75 per share of FTK common stock, subject to adjustment as described in the preliminary prospectus supplement.

Initial Conversion Rate:	43.9560 shares of FTK common stock per $1,000 principal amount of Notes, subject to adjustment as described in the preliminary prospectus supplement.

Redemption at Our Option:	On or after February 15, 2013.

Purchase of Notes by Us at the Option of the Holder:	Holders have the right to require us to purchase all or a portion of their Notes for cash on February 15, 2013, February 15, 2018 and February 15, 2023.

Use of Proceeds:	We intend to use the net proceeds to finance the purchase price for our acquisition of Teledrift, Inc. and for general corporate purposes. If our acquisition of Teledrift, Inc. does not occur, we will use the net proceeds for general corporate purposes.

Selected Pro-Forma Information:	As a result of the offering of the Notes at an annual interest rate of 5.25%, our pro-forma interest expense for the year ended December 31, 2006 will be approximately $9.1 million, resulting in pro-forma provision for income taxes of approximately $5.6 million; pro-forma net income of approximately $11.7 million; pro-forma basic earnings per common share of $0.68; and pro-forma diluted earnings per common share of $0.63. Our pro-forma interest expense for the nine months ended September 30, 2007 will be approximately $7.8 million, resulting in pro-forma provision for income taxes of approximately $8.3 million; pro-forma net income of approximately $14.0 million; pro-forma basic earnings per common share of $0.77; and pro-forma diluted earnings per common share of $0.73.

Concurrent Transactions:

Concurrently with the offering of the Notes, we are offering 3,800,000 shares of our common stock by means of a separate prospectus supplement in an offering registered under the Securities Act of 1933. Bear, Stearns & Co. Inc., the underwriter of the Notes offering, will act as the underwriter for the common stock offering. The shares of common stock to be sold in that offering will be lent to Bear, Stearns International Limited, or BSIL, an affiliate of Bear, Stearns & Co. Inc., by us pursuant to a share lending agreement among us, Bear, Stearns & Co. Inc. and BSIL. BSIL will receive all of the proceeds from all such common stock offerings and lending transactions. See “Description of Share Lending Agreement” in the preliminary prospectus supplement. We will not receive any of the proceeds from such common stock offering. The delivery of such shares of common stock under the share lending agreement is contingent upon the closing of the Notes offering, and the closing of the Notes offering is contingent upon the delivery of 3,800,000 shares pursuant to the share lending agreement. We expect that delivery of our common stock will be made on or about the closing date of the Notes offering.

Approximately 3,138,200 of the 3,800,000 shares in the common stock offering will be initially offered at $17.50 per share and the remaining shares will be subsequently offered and sold from time to time at prevailing market prices at the time of sale or at negotiated prices in transactions including block sales, in the over-the-counter market, in negotiated transactions, or otherwise. During such time, BSIL, or its affiliates, are also likely to purchase a corresponding number of shares of our common stock in secondary market transactions.

U.S. Federal Income Tax Considerations:	For U.S. federal income tax purposes, we will treat the Notes as indebtedness subject to the special regulations governing contingent payment debt instruments, which we refer to as the “CPDI regulations.” Pursuant to the CPDI regulations, a U.S. holder (as defined under “U.S. Federal Income Tax Considerations—U.S. Holders” in the preliminary prospectus supplement) will generally be required to accrue interest income on the Notes, subject to certain adjustments, at a rate of 9.25%, compounded semi-annually, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will generally be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year. For this purpose, a conversion of the Notes will be treated as the receipt of a contingent payment with respect to the Notes, which may produce an adjustment to a U.S. holder’s interest accruals. Under the CPDI regulations, gain recognized upon a sale, exchange, or redemption of a Note will generally be treated as ordinary interest income; loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss.

Trade Date:	February 11, 2008

Settlement Date:	February 14, 2008

Listing:	The Notes and guarantees have been approved for listing on the NYSE, subject to official notice of issuance.

CUSIP/ISIN NUMBER:	343389 AA0/US343389AA03

Underwriter:	Bear, Stearns & Co. Inc.

Adjustment to Shares Delivered upon Conversion Upon Certain Fundamental Changes:	The following table sets forth the stock price, effective date and number of additional shares to be added to the applicable conversion rate per $1,000 principal amount of the Notes in connection with certain fundamental changes as described in the preliminary prospectus supplement.

	Stock Price
Effective Date	$17.50	$20.00	$22.75	$25.00	$30.00	$40.00	$50.00	$60.00	$75.00	$100.00
February 14, 2008*	13.1869	10.5698	8.5977	7.4269	5.6569	3.7521	2.7296	2.0810	1.4519	0.8458
February 15, 2009	13.1869	9.6771	7.6896	6.5471	4.8875	3.2019	2.3312	1.7839	1.2521	0.7350
February 15, 2010	13.1869	8.6840	6.6375	5.5145	3.9799	2.5589	1.8665	1.4355	1.0153	0.6021
February 15, 2011	13.1869	7.6841	5.4597	4.3227	2.9220	1.8251	1.3383	1.0369	0.7407	0.4462
February 15, 2012	13.1869	6.6284	3.9676	2.7740	1.6009	0.9714	0.7235	0.5653	0.4078	0.2503
February 15, 2013	13.1869	6.0440	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

*Settlement	date of the Notes.

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the applicable conversion rate for the Notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year.

•	If the stock price is greater than $100.00 per share, subject to adjustment, no additional shares will be added to the applicable conversion rate for the Notes.

•	If the stock price is less than $17.50 per share, subject to adjustment, no additional shares will be added to the applicable conversion rate for the Notes.

Notwithstanding the foregoing, in no event will the applicable conversion rate for the Notes exceed 57.1429 per $1,000 in principal amount of Notes, subject to adjustments in the same manner as the applicable conversion rate.

In addition to the documents specified on page S-i of the preliminary prospectus supplement dated February 5, 2008, three Current Reports on Form 8-K, each filed by us on February 5, 2008, and one Current Report on Form 8-K filed by us on February 7, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K), are specifically incorporated by reference therein.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Dated: February 11, 2008